Mail Stop 3561
	July 22, 2005

John C. Textor
Chief Executive Officer
Baby Universe, Inc.
5601 NW 9th Avenue, Suite 104
Fort Lauderdale, FL 33309

	Re:	Baby Universe, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed July 13, 2005
	File No. 333-124395

Dear Mr. Textor:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 5

We rely exclusively on the sale of baby, toddler and maternity..., page 8
1. We note your response to comment 4 in our letter dated July 1, 2005, removing your reference to "high-end" in describing the discretionary products. It is not clear why you have categorized strollers, car seats and bedding as discretionary purchases for consumers. Are not car seats required by law for infant travel in automobiles? Are not strollers and bedding arguably necessary purchases for consumers in caring for their infants and toddlers? Please expand your disclosure to clearly explain why these products are discretionary.


Management`s Discussion and Analysis of Financial Condition...,
page
24

Critical Accounting Policies, page 25
2. You assert, in your response to comment 5 in our letter dated
July
1, 2005, that all outstanding stock options are vested as of March 31, 2005. From your schedule of outstanding stock options on page F-
11 in the notes to the consolidated financial statements, it appears
that 381,724 options were exercisable at March 31, 2005 and
208,492
options were not exercisable. Please revise your disclosure on page
26 and 33 to show the intrinsic value of your outstanding vested and unvested options based on the initial public offering prices or advise us otherwise.

Underwriting, page 61

Reserved Shares, page 62
3. In response to comment 9 in our letter dated July 1, 2005, you stated that offers under the directed share program will be made to parties, including employees and directors. Your disclosure, however, does not mention employees and directors. Please revise your disclosure to indicate that employees and directors may purchase shares in the directed share program.


* * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact David Irving, Staff Accountant, at (202) 551-3321, or Donna DiSilvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at







(202) 551-3338, or David Mittelman, Legal Branch Chief, at (202)
551-
3214 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Bradley D. Houser, Esq.
	Akerman Senterfitt
	Fax: (305) 374-5095
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John C. Textor
Baby Universe, Inc.
July 22, 2005
Page 1